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13014332

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *65915*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/2012_ AND ENDING _12/31/2012_
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Place Trade Financial Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4030 Wake Forest Road, Ste. 300
(No. and Street)

Raleigh (City) _NC_ (State) _27609_ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – if individual, state last, first, middle name)

15565 Northland Drive Southfield, MI 48075
(Address) (City) Ste. 508 (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Sarah M. Place_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Place Trade Financial, Inc , as
of _31 December_ , 20 _12_ are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Place Trade Financial

**Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission**

**For the Year Ended December 31, 2012
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control**

December 31, 2012

PLACE TRADE FINANCIAL, INC.
December 31, 2012

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report

Financial Statements

Independent Accountants' Report on Supplementary Information

Supplementary Information

Independent Accountants' Supplementary Report on Internal Control

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Place Trade Financial

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Place Trade Financial as December 31, 2012and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Place Trade Financial as of December 31, 2012, and results of operations and its

cash flows for the year then ended in accordance principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation if fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 8, 2013

2

Place Trade Financial
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

CURRENT ASSETS

Cash in Bank	$	8,534.00
Cash in Bank		251.00
Accounts Receivable		1,885.33
Prepaid Expenses		94.00
Total Current Assets		10,764.33

PROPERTY AND EQUIPMENT

TOTAL ASSETS	$	10,764.33

Place Trade Financial
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$	3,482.69
Total Current Liabilities		3,482.69

LONG-TERM LIABILITIES

Total Liabilities		3,482.69

STOCKHOLDERS' EQUITY

Capital Stock, no par value, 1,000 shares		1,000.00
authorized 400 shares issued and outstanding		
issued and outstanding		
Paid In Excess		125,317.68
Retained Earnings		(119,036.04)
Total Stockholders' Equity		7,281.64
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	10,764.33